FIRST AMENDMENT TO THE SUPPLY AND OFFTAKE AGREEMENT

This First Amendment Agreement (this "First Amendment") is dated as of the 19th day of December 2011 and is made between **MACQUARIE ENERGY CANADA LTD.,** a Canadian corporation, and **NORTH ATLANTIC REFINING LIMITED,** a body corporate, incorporated under the laws of the Province of Newfoundland and Labrador.

Reference is made to the Supply and Offtake Agreement dated as of the 11th day of October, between the Parties to this First Amendment (the "**SOA**").

IT IS AGREED as follows.

1. With retroactive effect on and from October 11, 2011, the SOA is amended as follows:

   Schedule 3 – HSFO to Annex A is deleted in its entirety and replaced with the Schedule 3 – HSFO to Annex A attached hereto.

2. Subject to clause 1, the parties acknowledge that their rights and obligations under the SOA remain unaffected.

3. Each party represents and warrants that its execution, delivery and performance of this First Amendment has been duly authorised and that this First Amendment constitutes its legal, valid and binding obligations. Each party acknowledges that it receives good consideration under or for this First Amendment.

4. This Amendment may be signed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

5. Capitalised terms used in this First Amendment and not otherwise defined herein shall have the meanings specified for such terms in the SOA.

6. Any notice or other communication in respect of this First Amendment will be governed by the terms of Section 12.15 of the SOA.

7. This First Amendment is governed by the laws of the Province of Alberta.

[SIGNATURES ON NEXT PAGE]

The Parties have caused this First Amendment to be duly executed as of the day and year first above written.

MACQUARIE ENERGY CANADA LTD.

By: ______________________
Name: Dan Vizel
Title: Executive Director

By: ______________________
Name: Nicole Spaur
Title: Associate Director
Legal Risk Management

NORTH ATLANTIC REFINING LIMITED

By: ______________________
Name: Yong Ho Cho
Title: President

Schedule 3 - HSFO

HSFO PRODUCT SPECIFICATIONS

	MIN	MAX
SULPHUR PCT W		5.7
GRAVITY DEG API	9.5	
VANADIUM PPM		300
MCR		22
WATER PCT V		0.5
ASH PCT W		0.1
POUR POINT DEG F		60
FLASH POINT DEG F	140	
VISCOSITY SSF @ 122 DEG F		300
ALUMINUM + SILICON, PPM		60